Change in Accounting Estimates

Items changed	Useful life of certain fixed assets from six years to three years.

Effective date of change	January 1, 2005

Reasons for change	To apply appropriate depreciation period on outdated fixed assets caused by rapid technology development.

Accounting effect	Depreciation expense is expected to increase by approximately Won 51.5 billion in 2005.

Applicable fixed asset	ADSL modem, VDSL modem and assets related to Nespot access points

Internal resolution date	April 28, 2005